Exhibit 22.1

Guarantor Subsidiaries of Keurig Dr Pepper Inc.
As of March 31, 2026
The following subsidiaries of Keurig Dr Pepper Inc. (the "Company") were guarantors of the Company's senior unsecured notes as of March 31, 2026:

Name of Guarantor Subsidiary		Jurisdiction of Formation
1	234DP Aviation, LLC	Delaware
2	A&W Concentrate Company	Delaware
3	Bai Brands LLC	New Jersey
4	Beverages Delaware Inc.	Delaware
5	DP Beverages Inc.	Delaware
6	DPS Americas Beverages, LLC	Delaware
7	DPS Beverages, Inc.	Delaware
8	DPS Holdings Inc.	Delaware
9	Dr Pepper/Seven Up Beverage Sales Company	Texas
10	Dr Pepper/Seven Up Manufacturing Company	Delaware
11	Dr Pepper/Seven Up, Inc.	Delaware
12	Maple Parent Holdings Corp.	Delaware
13	Mott's Delaware LLC	Delaware
14	Mott's LLP	Delaware
15	Nantucket Allserve, LLC	Delaware
16	Snapple Beverage Corp.	Delaware
17	Splash Transport, Inc.	Delaware
18	The American Bottling Company	Delaware